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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 1 for the month of May, 2000



                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga, ON, Canada L4V 1V2
         -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F   X       Form 40-F __
                                   --


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes __      No  X
                                               -


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                           BID.COM INTERNATIONAL INC.

  On April 26, 2000, the registrant filed a press release reporting (i) financial results for the first quarter ended March 31, 2000, (ii) certain strategic alliances and transactions completed during this period, and (iii) certain other matters. The press release is filed as an exhibit to this Form 6-K.

 Exhibit 1.  Press Release issued April 26, 1999


                                      2
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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BID.COM INTERNATIONAL INC.


Date: May 2, 2000                   By: /s/ John Mackie
                                        ---------------
                                    Name:   John Mackie
                                    Title:  Vice President, General Counsel
                                            and Secretary